Exhibit 99.7

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1.	Name of company	2.	Name of director
	CADBURY SCHWEPPES PLC		DR WOLFGANG CHRISTIAN GEORG BERNDT

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of an non-beneficial interest DIRECTOR’S OWN HOLDING	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) WOLFGANG CHRISTIAN GEORG BERNDT & TRAUDL JOSEFA BERNDT 21,524 (5,381 ADRS)

5.	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) SEE 3 ABOVE	6.	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary /non discretionary
			ELECTION TO SURRENDER PART OF DIRECTOR’S FEE FOR THE ACQUISITION OF SHARES SUBSEQUENTLY CONVERTED INTO AMERICAN DEPOSITARY RECEIPTS (‘ADRS’). THE LETTER OF SURRENDER BEING DATED OUTSIDE THE CLOSE PERIOD IN RESPECT OF SHARE DEALINGS

7.	Number of shares acquired 952 (EQUIVALENT TO 238 ADRS)	8.	Percentage of issued class N/A	9.	Number of shares disposed N/A	10.	Percentage of issued class N/A

11.	Class of security ORDINARY SHARES OF 12.5P EACH	12.	Price per share 419.5p	13.	Date of transaction 1 OCTOBER 2002	14.	Date company informed 2 OCTOBER 2002

15.	Total holding following this notification 22,476 (HELD AS 5,619 ADRS)	16.	Total percentage holding of issued class following this notification N/A

If a director has been granted options by the company please complete the following boxes.

17.	Date of grant	18.	Period during which or date on which exercisable
	N/A		N/A

19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved: class, number
	N/A		N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise N/A	22.	Total number of shares or debentures over which options held following this notification N/A

23.	Any additional information N/A	24.	Name of contact and telephone number for queries JE HUDSPITH 020-7830 5179

25.	Name and signature of authorised company official responsible for making this notification
HT STITZER DIRECTOR & CHIEF STRATEGY OFFICER

Date of notification 2 OCTOBER 2002